LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

May 31, 2024

Via Edgar Correspondence

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc.
Amendment No. 8 to Registration Statement on Form F-1
Filed January 19, 2024
File No. 333-262367

Dear Mr. Kauten:

This letter is in response to the letter dated January 22, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 9 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 8 to Registration Statement on Form F-1

Consolidated Statements of Cash Flows, page F-6

1)	We note that you have revised your statement of cash flows in response to prior comment 1. Please explain why your auditors did not include an explanatory paragraph regarding the correction of such error and dual date their opinion. Refer to paragraph 16 of PCAOB Auditing Standard (“AS”) 2820 and paragraph 18(e) of AS 3101. Also, revise to label the revised amounts “as restated” and to include the disclosures in ASC 250-10-50-7.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our auditors did not update their opinion since the revision was insignificant and it has no impact on the Company’s consolidated balance sheets, statements of income and comprehensive income, and related note on fixed deposits (Note 6).

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Huang Feng
Name:	Huang Feng
Title:	Chief Executive Officer